UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On December 10, 2024, Apollomics Inc. issued a press release announcing its receipt of a notice from The Nasdaq Stock Market LLC (“Nasdaq”) regarding its regained compliance with the Nasdaq requirement to maintain a minimum closing bid price of $1.00 per share. A copy of the press release is furnished hereto as Exhibit 99.1.

The press release set forth in Exhibit 99.1 is being furnished with the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Notwithstanding the foregoing, the information in the press release is incorporated by reference into the Company’s registration statements under the Securities Act, statements, including its registration statements on Form S-8 (File No. 333-272559), Form F-1 (File No. 333-272552) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release, dated December 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollomics Inc.

Date: December 10, 2024	By:	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D. Chief Executive Officer

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